                                 UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934

                            (Amendment No.    1   )*
                                           -------


                              Cliffs Drilling Co.
- -------------------------------------------------------------------------------
                                (Name of Issuer)


                                Common Stocks**
- -------------------------------------------------------------------------------
                         (Title Of Class of Securities)


                                   18682C100
                      ------------------------------------
                                 (CUSIP Number)

    Check the following box if a fee is being paid with this statement [_]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

    *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

    The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

    ** The amount reflected in Item 9 of the cover pages may include Common
     Stock issuable upon conversion of 2-3/8% Convertible Preferred Stock (CUSIP 18682C209). In the aggregate, Merrill Lynch & Co. beneficially owns 189,700 shares of Common Stock and 29,000 shares of Convertible Preferred Stock.

CUSIP NO.  18682C100                13G                       Page 2 of 9 Pages


1  NAME OF REPORTING PERSON
   S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Merrill Lynch & Co., Inc.

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* Joint Filing   (a) [_]

                                                                    (b) [_]

3  SEC USE ONLY


4  CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

        5  SOLE VOTING POWER

               None

        6  SHARED VOTING POWER

              244,623

        7  SOLE DISPOSITIVE POWER

              NONE

        8  SHARED DISPOSITIVE POWER

              244,623

9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              244,623

10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

              N/A

11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

              5.3

12 TYPE OF REPORTING PERSON*

              HC, CO


                      *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP NO.  18682C100                13G                       Page 3 of 9 Pages


1  NAME OF REPORTING PERSON
   S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Merrill Lynch Group, Inc.

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* Joint Filing   (a) [_]

                                                                    (b) [_]

3  SEC USE ONLY


4  CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH


        5  SOLE VOTING POWER

               None


        6  SHARED VOTING POWER

              244,623

        7  SOLE DISPOSITIVE POWER

              NONE

        8  SHARED DISPOSITIVE POWER

              244,623


9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              244,623

10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

              N/A

11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

              5.3

12 TYPE OF REPORTING PERSON*

              HC, CO


                      *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP NO.  18682C100                13G                       Page 4 of 9 Pages


1  NAME OF REPORTING PERSON
   S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Princeton Services, Inc.

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* JOINT FILING   (a) [_]

                                                                    (b) [_]

3  SEC USE ONLY


4  CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH


        5  SOLE VOTING POWER

               None


        6  SHARED VOTING POWER

              244,623

        7  SOLE DISPOSITIVE POWER

              NONE

        8  SHARED DISPOSITIVE POWER

              244,623


9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              244,623

10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

              N/A

11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

              5.3

12 TYPE OF REPORTING PERSON*

              HC, CO


                      *SEE INSTRUCTION BEFORE FILLING OUT!

                                  SCHEDULE 13G


Item 1 (a)    Name of Issuer:
              ---------------

               Cliffs Drilling Co.


Item 1 (b)     Address of Issuer's  Principal Executive Offices:
               -------------------------------------------------

               300 CitiCorp Center
               Houston, Texas 77002


Item 2 (a)     Names of Persons Filing:
               -----------------------

               Merrill Lynch & Co., Inc.
               Merrill Lynch Group, Inc.
               Princeton Services, Inc.


Item 2 (b)     Address of Principal Business Office, or, if None, Residence:
               ------------------------------------------------------------

               Merrill Lynch & Co., Inc.
               World Financial Center, North Tower
               250 Vesey Street
               New York, New York  10281

               Merrill Lynch Group, Inc.
               World Financial Center, North Tower
               250 Vesey Street
               New York, New York  10281

               Princeton Services, Inc.
               800 Scudders Mill Road
               Plainsboro, New Jersey  08536

Item 2 (c)     Citizenship:
               -----------

               See Item 4 of Cover Pages


Item 2 (d)     Title of Class of Securities:
                ----------------------------

                Common Stock


Item 2 (e)      CUSIP Number:
                ------------

                18682C100

Item 3

          Merrill Lynch & Co., Inc. ("ML&Co."), Merrill Lynch Group, Inc. ("ML Group") and Princeton Services, Inc. ("PSI") are parent holding companies, in accordance with (S) 240.13d-1(b)(ii)(G).

Item 4    Ownership
          ---------

          (a) Amount Beneficially Owned:

          See Item 9 of Cover Pages. Pursuant to section 240.13d-4, ML&Co., ML Group and PSI (the "Reporting Persons") disclaim beneficial ownership of the securities of Cliffs Drilling Co. referred to herein, and the filing of this
Schedule 13G shall not be construed as an admission that the Reporting Persons are, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934 (the "Act"), the beneficial owner of any securities of Cliffs Drilling Co. covered by this statement.


          (b) Percent of Class:

                     See Item 11 of Cover Pages

          (c) Number of shares as to which such person has:

                 (i)   sole power to vote or to direct the vote:

                       See Item 5 of Cover Pages

                 (ii)  shared power to vote or to direct the vote:

                       See Item 6 of Cover Pages

                 (iii) sole power to dispose or to direct the disposition of:

                       See Item 7 of Cover Pages

                 (iv)  shared power to dispose or to direct the disposition of:

                       See Item 8 of Cover Pages

Item 5           Ownership of Five Percent or Less of a Class.
                 --------------------------------------------

                 Not Applicable

Item 6         Ownership of More than Five Percent on Behalf of Another Person.
               ---------------------------------------------------------------

          PSI is the general partner of Merrill Lynch Asset Management, L.P. ("MLAM") and Fund Asset Management L.P. ("FAM"). MLAM and FAM are investment advisers registered under Section 203 of the Investment Advisers Act of 1940 and act as investment advisers to investment companies registered under Section 8 of the Investment Company Act of 1940. With respect to securities held by those investment companies, several persons have the right to receive, or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities. No such person's interest relates to more than 5% of the class of securities reported herein.


Item 7         Identification and Classification of the Subsidiary Which
               ---------------------------------------------------------
               Acquired the Security Being Reported on by the Parent Holding
               -------------------------------------------------------------
               Company.
               -------

               See Exhibit A

Item 8         Identification and Classification of Members of the Group.
               ---------------------------------------------------------

               Not Applicable

Item 9         Notice of Dissolution of Group.
               -------------------------------

               Not Applicable

Item 10        Certification.
               -------------

          By signing below each of the undersigned certifies that, to the best of their knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

Signature.
- ---------

          After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  February 14, 1994            Merrill Lynch & Co., Inc.

                                    /s/David L. Dick
                                    ------------------------------
                                    Name: David L. Dick
                                    Title: Assistant Secretary


                                    Merrill Lynch Group, Inc.

                                    /s/David L. Dick
                                    ------------------------------
                                    Name: David L. Dick
                                    Title: Secretary


                                    Princeton Services, Inc.

                                    /s/David L. Dick
                                    ------------------------------
                                    Name: David L. Dick
                                    Title: Attorney-in-Fact*

______________

* Signed pursuant to a power of attorney, dated February 10, 1994, included as an exhibit to Schedule 13G filed with the Securities and Exchange Commission by Merrill Lynch & Co., Inc., et. al. on February 14, 1994 with respect to Dial REIT Inc.

                           EXHIBIT A TO SCHEDULE 13G
                           -------------------------

                   ITEM 7 DISCLOSURE RESPECTING SUBSIDIARIES
                   -----------------------------------------


          The three persons filing this report, Merrill Lynch & Co., Inc., a Delaware corporation with its principal place of business at World Financial Center, North Tower, 250 Vesey Street, New York, New York ("ML&Co."), Merrill Lynch Group, Inc., a Delaware corporation with its principal place of business at World Financial Center, North Tower, 250 Vesey, New York, New York ("ML Group"), and Princeton Services, Inc., a Delaware corporation with its principal place of business at 800 Scudders Mill Road, Plainsboro, New Jersey, are holding companies in accordance with section 240.13d-1(b)(1)(ii)(G). The relevant subsidiaries of ML&Co. are ML Group and PSI, which is the general partner of Merrill Lynch Asset Management, L.P. (d/b/a Merrill Lynch Asset Management) ("MLAM") and Fund Asset Management, L.P. ("FAM"). The relevant subsidiary of ML Group is PSI.

          ML Group, a wholly-owned direct subsidiary of ML&Co, may be deemed to be the beneficial owner of 5.3% of the securities of Cliffs Drilling Co. by virtue of its control of its wholly-owned subsidiary, PSI.

          PSI, a wholly-owned direct subsidiary of ML Group, may be deemed to be the beneficial owner of 5.3% of the securities of Cliffs Drilling Co. by virtue of its control of its being the general partner of MLAM and FAM.

          MLAM, a Delaware limited partnership with its principal place of business at 800 Scudders Mill Road, Plainsboro, New Jersey, is an investment adviser registered under Section 203 of the Investment Advisers Act of 1940. MLAM may be deemed the beneficial owner of less than 5% the common stock outstanding of Cliffs Drilling Co. as a result of acting as investment adviser to several investment companies registered under Section 8 of the Investment Company Act of 1940.

          FAM, a Delaware limited partnership with its principal place of business at 800 Scudders Mill Road, Plainsboro, New Jersey, is an investment adviser registered under Section 203 of the Investment Advisers Act of 1940. FAM may be deemed the beneficial owner of less than 5% of the common stock outstanding of Cliffs Drilling Co. as a result of acting as investment adviser to several investment companies registered under Section 8 of the Investment Company Act of 1940.

          Pursuant to section 240.13d-4, ML&Co., ML Group, PSI, MLAM and FAM disclaim beneficial ownership of the securities of Cliffs Drilling Co., and the filing of this Schedule 13G shall not be construed as an admission that any of the such entities are for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities of the Issuer.